EVAMEDIA CORP.

1800 Century Park East, Suite 600

Los Angeles, CA 90067

November 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance

Re:	EvaMedia Corp. Registration Statement on Form 10-12G Filed September 18, 2020 File No. 000-55386

Ladies and Gentlemen:

EvaMedia Corp. (the “Company”) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-55386), filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2020, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company desires that the Registration Statement not go effective by lapse of time prior to having responded to a second set of comments received on or about November 12, 2020 and without updating the form for the financials for the quarter ended September 30, 2020. The Company intends to file a new registration statement that is responsive to such comments and with updated financials as soon as practicable.

Please advise Jolie Kahn, Esq. at 516-217-6379, if further action is required on our part.

Thank you for your assistance.

Sincerely,

EVAMEDIA CORP.

By:	/s/ David Boulette
David Boulette
Chief Executive Officer